SECOND AMENDMENT TO PRINCIPAL UNDERWRITING

AND DISTRIBUTOR AGREEMENT

This SECOND AMENDMENT TO PRINCIPAL UNDERWRITING AND DISTRIBUTOR AGREEMENT (“Second Amendment”), made this 31st day of March, 2004 by and between United Investors Life Insurance Company (“United”) a Missouri corporation, on its own behalf and on behalf of United Investors Life Variable Account, United Investors Advantage Gold Variable Account, United Investors Annuity Account and United Investors Universal Life Account, and SAL Financial Services, Inc. (“SAL”), a Maryland corporation, WITNESSETH:

Whereas, United and SAL hereby confirm and ratify, except as modified below, all the terms, conditions and covenants in that certain PRINCIPAL UNDERWRITING AND DISTRIBUTOR AGREEMENT ( the “PUA”) between United and SAL effective May 1, 2001, as amended February 27, 2003; and

WHEREAS, United and SAL desire by this instrument to further amend the PUA as stated below;

NOW THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by both parties, United and SAL amend the PUA as follows:

1. The term of the PUA is hereby extended to April 30, 2006.

2. Effective April 1, 2004, the monthly fee payable to SAL by United for services under the PUA shall be $12,500 per month.

3. Paragraph 15 of the PUA is hereby amended to read as follows:

15. Termination.

This Agreement may be terminated with thirty (30) days written notice by either party for cause in the event of (i) a breach of a material term of the Agreement by the other party or (ii) the willful misfeasance, bad faith or gross negligence of the other party. In the event of a termination for breach of a material term of the Agreement, the terminating party shall deliver to the breaching party a notice specifying the nature of the breach, and the breaching party shall have thirty (30) days to cure such breach. Following the Initial Term, either party may terminate this agreement without penalty upon ninety (90) days written notice to the other party. During the Initial Term, SAL Financial may terminate this Agreement upon sixty (60) days prior notice; provided that, United Investors has received written notice from the NASD approving the membership of its broker-dealer subsidiary. Upon termination of this Agreement, all authorizations, rights and obligations shall cease except (i) the obligation to settle accounts hereunder, issued pursuant to applications received by United Investors prior to termination and (ii) the agreements contained in paragraph 9 hereof.

In all other respects, the parties reaffirm and ratify the PUA. All terms and provisions of the PUA not amended above shall remain the same, and if this Agreement conflicts with any term of the PUA, the terms of this Second Amendment shall prevail.

IN WITNESS WHEREOF, the parties hereto have caused this Second

Amendment to be duly executed as of the day and year first written above.

UNITED INVESTORS LIFE INSURANCE COMPANY
(Seal)

Attest:	By:	/s/ Anthony L. McWhorter

Title:	Title:	President

(Seal)	SAL FINANCIAL SERVICES, INC.

Attest:	By:	Christopher L. Frankel

Title:	Title:	President